Exhibit 99.3

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2010 and 2009. This discussion is the responsibility of Management and the information within this Management’s Discussion and Analysis is current to March 25, 2011.  The Board of Directors approved the disclosure presented herein.  The discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan.  Mining of ore reserves at Seabee commenced in 1991. Claude also owns 100 percent of the 10,000 acre Madsen Property located in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

mission and vision

The Company’s mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.

goals and key performance drivers - Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Gold Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During 2010, the Company continued with its objective of increasing its resource base through aggressive exploration programs at its Madsen Property, Amisk Gold Project and Seabee Gold Operation.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 2

Madsen Property

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, confirmed high grade mineralization 450 feet (1) down plunge of the historic mine infrastructure as well as identifying the potential for the development of parallel footwall lenses.  Commencement of Phase II of the underground 8 Zone drill program, shaft dewatering and shaft remediation continue to be a top priority for Management.  Phase II underground 8 Zone drilling from the 16th level is planned to begin in the second quarter of 2011.  De-watering was ongoing throughout 2010 and repairs to the shaft compartments were safely completed to below the 16th level, thereby allowing access to the 16th level exploration drift where excavation work has commenced on the first diamond drill chamber.  Construction of a second diamond drill chamber is anticipated during the second quarter of 2011.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

In conjunction with SRK Consulting (Canada) Inc. (“SRK”), the Company filed a National Instrument 43-101 Technical Report on January 20, 2010. This Report outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton, or 8.93 grams of gold per tonne, and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton, or 11.74 grams of gold per tonne, at the Madsen Property.

The 2010 drill program at Madsen continued with surface drilling on the Austin Tuff Extension, Starratt Olsen Footwall, Russett Lake, McVeigh and the 8 Zone up-plunge targets.

Amisk Gold Project

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects.  At 13,800 hectares, this gold and silver exploration property is one of the largest land positions in the prolific Flin-Flon mineral district.  The property consists of 85 mineral dispositions in the Amisk Lake area.  Claude is the operator of the Amisk Gold Project, a 65:35 Joint Venture with St. Eugene Mining Corporation on 13,500 of the hectares within the Amisk Gold Property.

In 2010, the Joint Venture initiated a winter exploration drill program on the Amisk Gold Project.  All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization. A significant number of the holes ended in mineralization.  Based on the success of the winter drill program, the Joint Venture initiated sampling of over 22,000 metres of historic core and approved an additional fall drill program which was initiated early in the fourth quarter.

In the fourth quarter of 2010, the Joint Venture engaged SRK Consulting (Canada) Inc. (“SRK”) to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.  This geological model and open pit resource estimate was generated through the successful integration of the Company’s 2010 exploration program with historic drilling  and was the culmination of an aggressive 12 month exploration program and a major milestone for the Amisk Gold Project and Claude Resources.  Moving forward at Amisk, the Company will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies, as well as an evaluation of the underground potential.

Seabee Gold Operation

At the Seabee Gold Operation, the Company has focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which is expected to reach a commercial production decision during the first quarter of 2011 and will provide supplemental feed for the Seabee Gold Operation’s central Milling Facility.  Throughout 2010, intercepts from Seabee Deep have demonstrated grades above the historical average, are in close proximity to existing development and infrastructure and represent a near term opportunity to enhance production grades in 2011.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 3

2011 Exploration Program

As a follow-up to the Company’s 2010 Exploration Programs, Claude has outlined between $10.0 and $12.0 million to support the continuation of its extensive exploration programs at the Seabee, Madsen and Amisk Properties during 2011.  Continued success from these programs should serve to: further extend the mine life at Seabee; potentially improve the project economics at the Company’s Madsen and Amisk Projects; and further increase the Company’s total resource base.

Improving Operating Margins at the Seabee Gold Operation

For the year ended December 31, 2010, earnings before interest, taxes, depreciation and amortization (EBITDA) (1) improved 64 percent to $19.2 million from $11.7 million in 2009.  Despite higher operating costs due to increased spending in the areas of labour, safety and environment, cash cost per ounce(1) of gold only increased two percent to CDN $713 (U.S. $692) per ounce(1) this year from CDN $699 (U.S. $613).

(1)   For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

During 2011, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

The Santoy 8 Gold Project received Ministerial Approval and the Operating Permits necessary to advance it to production and, during the second quarter, the Company began processing development ore from the Santoy 8 deposit.  A commercial production decision for Santoy 8 is expected during the first quarter of 2011.  Over the life of mine plan for the Seabee Gold Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Gold Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Gold Operation.

Financial Capacity

During 2010, the Company continued to monitor the strength of its balance sheet and improve liquidity by repaying outstanding debt and maintaining an appropriate balance of cash on hand.  As at December 31, 2010, the Company had total Cash and cash equivalents of $10.8 million, including restricted cash of $4.4 million, and the Company’s line of credit of $3.5 million was unused at year-end.  During 2010, a total of 7,256,834 warrants were exercised for gross proceeds of $6.5 million.  Also, during the third quarter of 2010, Claude completed the sale of its remaining oil and natural gas assets with the completion of the sale of its Nipisi Property for gross proceeds of $6.2 million.

During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual Winter Ice Road Resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  However, the above-noted transactions have helped to ensure sufficient funding of the Company’s 2011 Winter Ice Road Resupply, exploration efforts and expansion of mining projects.  During 2011, Claude will remain focused on further improving its Balance Sheet, maintaining an appropriate cash balance and continuing to maintain access to financial markets.

Strategically Attractive and Accretive Transactions

During the first quarter of 2010, the Company completed a reorganization of its working interest in the Amisk Gold Project.  After acquiring the balance of the interests held by Cameco and Husky Oil, the Company finalized the sale of a 35 percent interest in the property to St. Eugene Mining Corporation Ltd.  The acquisition of the 65 percent interest in the Amisk Gold Project is consistent with Claude’s strategy to focus on the exploration and development of gold assets in mining friendly jurisdictions.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 4

Looking forward into 2011 and beyond, Management remains focused on executing accretive transactions that are consistent with Management’s strategic plan and focus for the Company.

Shareholder Value

At December 31, 2010, shares of Claude closed at $2.20 (December 31, 2009 - $1.24), an increase of 77 percent year over year; on the NYSE Amex, Claude’s shares closed at U.S. $2.19 on December 31, 2010 (December 31, 2009 - U.S. $1.18).  Despite the significant improvement in share price, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price during 2011 and beyond.

The Company continued its strategy of becoming a pure gold play by completing divestitures of its non-core oil and natural gas assets.  During the third quarter of 2010, Claude completed the sale of its Nipisi Property and the related petroleum and natural gas interests for gross proceeds of $6.2 million.  Concurrent with the completion of the sale of this non-core asset, the Company announced an offer to repay its 12 percent senior secured debentures; this offer to repay expired on January 5, 2011.  Subsequent to the Balance Sheet date, only $0.1 million of debentures were redeemed and the Restricted cash set aside, pursuant to the Company’s offer to repay, has now been made available for exploration and for general corporate purposes.  The Company remains focused on maintaining a strong Balance Sheet to ensure the continuation of the Madsen, Seabee and Amisk exploration programs.

Management anticipates increasing shareholder value by improving margins through a combination of increased production and bringing lower cost satellite deposits into commercial production.  Significant exploration upside potential also exists at the Company’s Madsen, Seabee and Amisk Properties.

With the continued support of an improving gold price, strong working capital, a significantly expanded resource base at Madsen and Amisk, improving grade at Seabee Deep and the contribution of Santoy 8 to the Seabee Gold Operation’s central Milling Facility, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Exploration Results

Claude continued its aggressive exploration and development strategy during 2010.  Exploration at the Seabee Gold Operation during 2010 has focused on the initiation of development from the Santoy 8 Project as well as continued drilling in the Santoy and Seabee North regions.  At the Amisk Gold Project, exploration continued with sampling of in excess of 22,000 metres of historic core, drilling in excess of 5,600 metres and advancement towards a National Instrument 43-101 compliant resource.

Surface drilling at Madsen continued to yield encouraging results from the Austin East, Starratt Olsen and McVeigh targets while shaft dewatering and rehabilitation continued towards a planned Phase II underground drill program, anticipated to begin in the second quarter of 2011.

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Vice President Mining Operations.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailings facility.

During 2010, exploration drilling focused on testing the extension of the Austin Tuff east of the Madsen Shaft, the depth continuity of the Starratt Olsen Deposit and the depth continuity of the McVeigh Tuff.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 5

At Austin East, an extension of the Austin Tuff, an 18 hole program encountered weak to strong, tuff-style mineralization in multiple zones in all holes.  Results of the program proved continuity of tuff-style mineralization proximal to existing infrastructure.  Assay results will be included in future resource calculations and will be used as a guide for further drill programs.

Mining at Starratt-Olsen ceased in 1956 at a depth of approximately 2,000 feet.   Historic drilling shows continuity of the system at depth. The ore shoots are interpreted to be the strike extension of the Austin and McVeigh tuffs, three kilometres to the southwest.  During the second and third quarters, four holes were completed testing the plunge continuity of the shoots.  Assays returned results consistent with historic mining widths and grade and will be used in planning future exploration.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program is planned to initiate from the 16th level in the second quarter of 2011.

Table 1: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 6

Russett Lake
Madsen Shaft
Mill Complex
Confederation Assemblage
McVeigh Tuff
Austin Tuff
16 Level
Balmer Ultramafic Sequence
Balmer Mafic Sequence
Madsen Mine Trend
8 Zone Trend
8 Zone
Flat Lake Howey Bay Deformation Corridor
1500 Meters
5000 Feet
Kilalla Baird Batholith
300 Meters
1000 feet
Schematic Cross Section
Madsen Mine
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 1: Madsen Mine Cross Section

Following 20 months of compilation of historic data, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 2: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1) (1)   Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S.$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 7

Buffalo Mine
Hasaga Mine
2010 Surface Drill Target
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Madsen Property
Starratt Olsen Mine
Faulkenham Mine
0
2
4 km
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 2: Madsen Property Overview

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  In the first quarter of 2010, there was an unexpected fall of ground within the Madsen Shaft that delayed the mine de-watering schedule.  During the third quarter, repairs to the shaft compartments were safely completed to below the 16th level, allowing access to develop the 16th level exploration drift; de-watering is continuing in 2011 and is approximately 80 feet below the 16th level.  The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend. In January 2011, excavation work commenced on the first diamond drill chamber with the chamber expected to be completed in the first quarter of 2011.  At this point, the Phase II underground drill program on the 8 Zone Trend at Madsen will begin early in the second quarter.  Construction of a second diamond drill chamber is anticipated during the second quarter of 2011.

Seabee Gold Operation

The Seabee Gold Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During 2010, exploration efforts focused on continued development of the Santoy 8 Project and continued exploration of the Seabee North and Santoy regions.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 8

Figure 3: Seabee Property showing significant gold deposits and occurrences.

Seabee Region

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

During 2010, Claude continued underground development and advanced the Santoy 8 Project towards commercial production. As at December 31, 2010, the mineral reserves at Santoy 8 are 1,079,922 tonnes at 4.66 grams of gold per tonne (161,891 ounces), and inferred mineral resources are 384,837 tonnes at 5.35 grams of gold per tonne (66,200 ounces).

Exploration during 2010 in the Seabee region continued with a drill program targeting the Santoy Gap as well as infill and extension drilling in proximity to Santoy 8 and reconnaissance geological and geochemical surveys in the Seabee North Area.  The Santoy 8 program was designed to test the Santoy shear system between the Santoy 7 and 8 Deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits.  Historic drill testing of the shear system has focused on relatively shallow drill holes with 200 metre spacings.  Results from the 2010 program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results from the Santoy Gap.  Exploration in the Seabee North area focused on preliminary evaluation of the Neptune and Trident target areas.  Follow-up geological and drilling programs are planned for 2011.

Amisk Gold Project

The Amisk Gold Project (Figure 4) is located in the Flin Flon-Snow Lake Greenstone Belt.  The project is host to the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration from 1983 through 1998, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.  The property remained largely dormant from 1998 through 2009.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 9

Claude is the operator of a 65:35 Joint Venture with St. Eugene Mining Corporation.  The Joint Venture Agreement covers an area of 13,500 hectares.  During 2010, a $2.1 million exploration program was completed on the Amisk Gold Project, focused specifically on expanding the deposit and evaluating the bulk mining potential of the system.

Figure 4: Amisk Gold Project

During 2010, a 5,600 metre, 21 hole drill program on the Amisk Gold Project was completed.  The program tested the extensions of the Amisk Gold Deposit as well as validated historic drill data in the core of the deposit.  Table 3 presents results from the 2010 Amisk Gold Project winter drill program.  All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization.  A significant number of the holes ended in mineralization.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 10

Table 3: Intercepts from the 2010 Amisk Gold Project Winter Drill Program

Hole-ID	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)

AL-10-271	9648	5045	180/-55	190.73	200.30	9.57	1.02	5.4
AL-10-272	9726	5151	180/-55	196.02	212.10	16.08	1.24	15.2
AL-10-273	9654	5223	180/-55	300.65	334.95	34.30	0.49	2.9
AL-10-274	9783	5102	180/-45	23.50	29.45	5.95	3.32	7.5
			incl	28.00	29.45	1.45	11.83	20.4
AL-10-274	9783	5102	180/-45	106.80	189.30	82.50	0.72	6.8
			incl	187.30	188.10	0.80	16.44	145.6
AL-10-275	9921	4925	64/-45	10.65	45.50	34.85	2.91	4.3
			incl	12.18	13.00	0.82	13.27	8.0
			incl	15.27	16.11	0.84	39.22	15.2
			incl	32.00	33.00	1.00	28.89	26.5
AL-10-276	10004	5097	180/-65	39.60	92.60	53.00	0.55	3.3
AL-10-276	10004	5097	180/-65	97.10	193.30	96.20	1.05	7.8
			incl	175.55	177.05	1.50	9.76	20.1
AL-10-277	10002	5097	215/-65	22.90	260.30	237.40	0.98	8.5
			incl	126.90	128.80	1.90	9.99	86.8
			incl	211.60	214.60	3.00	13.29	56.6
AL-10-278	9976	5059	180/-45	11.30	98.00	86.70	1.03	6.0
			incl	44.00	46.00	2.00	14.94	4.4
AL-10-279	9978	5059	215/-45	10.40	129.50	119.10	0.92	5.1
			incl	23.70	25.20	1.50	13.12	14.7
AL-10-280	9932	5009	180/-45	10.55	43.25	32.70	0.86	4.0
AL-10-281	9944	5082	180/-65	6.14	56.98	50.84	0.80	4.7
AL-10-281	9944	5082	180/-65	87.14	249.00	161.86	1.29	8.0
			incl	112.67	114.23	1.56	10.44	13.1
			incl	195.00	203.81	8.81	8.41	42.8
			incl	211.64	215.74	4.10	8.08	13.7

Note: Intervals noted are intercepted width not true wide, have been calculated using a 0.3 g/tonne cut-off and are uncut.  They may include internal dilution.

Based on the positive results from the second quarter drill program, a summer program that included the sampling of greater than 22,000 metres of historic core, was undertaken.  Historic exploration considered underground mining only; as such, only high grade intervals had been sampled.  Subsequent sampling of this drill core during 2010 confirmed grade continuity expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre produced from the 278 historic drill holes.  Highlights of up to 241 metres at 2.16 grams of gold per tonne and 18.9 grams of silver per tonne are presented below in Table 4.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 11

Table 4: Highlights of historic drill results from the Amisk Gold Deposit

HOLE-ID	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Unsampled intervals

AL96-219	9800	5175	183/-48	9.00	250.00	241.00	2.16	18.9	1.62
			incl	9.00	13.00	4.00	4.20	21.7	0.00
			incl	236.00	239.00	3.00	129.87	1081.1	0.00
AL8-176	9938	5075	158/-65	5.80	178.92	173.12	2.29	14.1	2.80
			incl	18.50	19.75	1.25	176.90	1229.9	0.00
			incl	29.80	30.80	1.00	29.90	51.0	0.00
			incl	99.00	100.00	1.00	43.92	164.6	0.00
AL8-159	9938	5075	180/-66	106.00	159.50	53.50	6.86	21.4	6.00
			incl	142.00	155.50	13.50	24.95	68.8	0.00
AL6-44	10000	5125	180/-45	30.00	227.69	197.69	1.69	15.2	5.80
			incl	142.00	160.25	18.25	11.08	101.0	0.00
AL5-05	9996	4949	180/-45	29.26	79.55	50.29	5.64	10.3	10.61
			incl	29.26	34.75	5.49	42.30	52.4	0.00
			incl	75.64	79.55	3.91	9.17	12.5	0.00
AL7-096	10002	4938	360/-55	33.61	175.97	142.36	1.81	7.9	0.00
			incl	56.63	57.13	0.50	23.35	134.1	0.00
			incl	105.80	111.06	5.26	26.60	71.4	0.00
AL97-259	10200	5075	270/-50	205.30	361.78	156.48	1.58	8.4	0.00
			incl	253.00	254.00	1.00	76.55	340.0	0.00
			incl	273.00	274.00	1.00	34.80	73.0	0.00
AL6-54	9675	4975	180/-45	10.10	83.50	73.40	3.23	19.7	0.00
			incl	15.00	17.00	2.00	10.56	79.5	0.00
			incl	59.25	60.25	1.00	50.91	329.3	0.00
			incl	73.00	74.30	1.30	44.23	139.2	0.00
AL96-243	9751	5299	183/-50	293.50	396.00	102.50	2.22	7.2	3.06
			incl	327.00	346.00	19.00	8.20	14.9	0.00
AL3-06	9607	4905	94/-45	22.36	107.00	84.64	2.55	7.0	0.00
			incl	49.06	50.50	1.44	75.79	119.1	0.00
AL7-108	9980	5174	171/-45	116.00	236.50	120.50	1.79	5.1	0.00
			incl	163.25	164.25	1.00	24.79	42.9	0.00
			incl	180.25	182.75	2.50	20.24	48.0	0.00
			incl	211.25	211.75	0.50	152.57	68.9	0.00
AL7-089	9975	5075	180/-45	10.10	161.56	151.46	1.34	6.2	2.20
			incl	109.69	111.69	2.00	12.36	58.0	0.00
			incl	144.03	145.03	1.00	81.60	181.0	0.00
AL7-123	9975	5063	180/-46	11.41	158.90	147.49	1.37	8.2	4.07
			incl	40.00	51.00	11.00	7.80	4.7	0.00
			incl	65.50	66.50	1.00	10.53	69.0	0.00
AL98-263	9825	5300	180/-50	310.00	398.40	88.40	1.94	7.3	0.00
			incl	382.30	389.30	7.00	18.33	44.3	0.00
AL8-150	10000	5150	180/-45	25.95	193.70	167.75	1.02	6.1	0.00
			incl	34.00	36.00	2.00	11.69	29.2	0.00
			incl	164.60	167.10	2.50	16.69	108.3	0.00
AL6-37	9974	5058	180/-45	30.25	149.80	119.55	1.40	4.6	2.89
			incl	78.40	79.40	1.00	49.44	56.2	0.00
AL7-124	10000	5063	180/-48	31.20	123.00	91.80	1.81	11.2	0.00
			incl	39.00	42.00	3.00	7.42	53.4	0.00
			incl	93.00	94.50	1.50	15.43	35.8	0.00
			incl	101.25	103.25	2.00	7.27	28.5	0.00
			incl	117.75	118.25	0.50	40.80	142.3	0.00
AL96-232	9771	5251	187/-48	213.00	379.00	166.00	0.98	5.9	0.00
			incl	295.95	301.80	5.85	14.02	49.4	0.00
AL7-084	10025	5088	180/-45	24.16	153.93	129.77	1.24	9.4	0.55
			incl	24.66	25.16	0.50	21.02	153.6	0.00
			incl	89.40	90.40	1.00	29.35	102.2	0.00
AL9-203	9800	5275	180/-45	236.42	380.50	144.08	1.10	10.0	1.44
			incl	376.48	377.48	1.00	48.10	223.7	0.00
AL8-151	9995	4875	58/-45	33.95	75.29	41.34	3.66	19.5	0.00
			incl	61.33	67.33	6.00	20.39	73.3	0.00
AL3-15	9922	4925	64/-45	14.40	211.00	196.60	0.75	1.6	1.13
AL7-105	9950	5075	180/-46	11.18	132.70	121.52	1.20	4.1	0.85
			incl	132.20	132.70	0.50	141.60	30.0	0.00
AL6-43	9975	5100	180/-46	6.53	168.08	161.55	0.89	4.9	0.00
			incl	161.58	162.58	1.00	11.35	9.7	0.00
AL97-255	9875	5126	182/-50	3.79	203.00	199.21	0.71	6.4	0.00
			incl	188.00	192.00	4.00	9.20	23.5	0.00

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 12

These results with geological compilation and modeling outline an extensive, bulk-mineable gold system.  The system remains open along strike to the northeast, southwest, southeast and down-dip.

Based on the success of the 2010 winter drill program and the summer historic core sampling, the Joint Venture approved and completed a 3,300 metre fall drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.  On February 17, 2011, Claude completed a National Instrument 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of  921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 13

Figure 5: Surface Projection of the Amisk Gold Deposit

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths.

2010 Mining Operations Results

Seabee Gold Operation

For the year ending December 31, 2010, mining operations at the Seabee Gold Operation included feedstock from the Seabee Mine, the Santoy 7 Mine and from the Santoy 8 Project; a commercial production decision on Santoy 8 is expected during the first quarter of 2011.  Additional details are provided in Table 5 below:

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 14

Table 5: Seabee Gold Operation Gold Production Results (2010 versus 2009)
	Q1	Q2	Q3	Q4	Total	Seabee	Santoy 7	Santoy 8	Porky
Tonnes Milled - 2010	38,490	46,071	62,242	57,155	203,958	181,935	966	21,057	-
Tonnes Milled - 2009	54,190	51,284	70,700	71,467	247,641	183,474	31,099	-	33,068
Grade - 2010 (grams of gold per tonne)	7.79	8.44	6.76	7.54	7.55	7.75	21.86	5.21	-
Grade - 2009 (grams of gold per tonne)	6.36	4.92	6.53	6.56	6.17	6.24	8.74	-	3.34
Milled Ounces - 2010	9,637	12,494	13,536	13,852	49,519	45,315	679	3,525	-
Milled Ounces - 2009	11,085	8,111	14,839	15,084	49,119	36,829	8,740	-	3,550
Gold Recovery % - 2010	95.69%	95.26%	95.53%	95.40%	95.46%	95.44%	95.70%	95.61%	-
Gold Recovery % - 2009	95.75%	95.37%	95.56%	94.79%	95.33%	95.36%	95.38%	-	94.97%
2010 Produced Ounces	9,221	11,902	12,931	13,216	47,270	43,250	650	3,370	-
2009 Produced Ounces	10,613	7,735	14,180	14,299	46,827	35,121	8,335	-	3,371

Total mine operating costs increased three percent to $31.4 million from $30.5 million in 2009; this result was in line with Management expectations.

Table 6: Annual Seabee Production and Costs Statistics

	Dec 31	Dec 31
	2010	2009

Tonnes Milled	203,958	247,641
Head Grade (grams per tonne)	7.55	6.17
Recovery (%)	95.5%	95.3%
Gold Produced (ounces) (1)	47,270	46,827
Gold Sold (ounces) (2)	44,003	43,631
Operating Expenses (CDN$ million)	$31.4	$30.5
Cash Operating Costs (CDN$/oz) (3)	$713	$699
Cash Operating Costs (US$/oz) (3)	$692	$613

(1)   Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky West bulk sample in 2009.
 (2)  2010 statistics exclude ounces sold from Santoy 8 as this project has not yet been declared in commercial production; for the same reason, 2009 statistics exclude 3,379 ounces from the Porky Lake bulk sample.
 (3)  For an explanation of non-GAAP performance measures refer, to “Non-GAAP Performance Measures”.

Claude views the Santoy 8 Project as a key driver in the expansion of the Seabee Gold Operation and in lowering unit operating costs and increasing production over the life of mine plan.  Early in the second quarter, the Santoy 8 Project received Ministerial Approval and the Operating Permits necessary to advance it to production.  Forecast production from the Santoy 8 Mine is expected to gradually increase to 500 tonnes per day by 2013.  With the Santoy 8 Project nearing a commercial production decision, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Gold Operation from discovery, to development and then to production.  Furthermore, Claude is well positioned to execute on the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 deposit as well as increasing margins at the Seabee Mine via a shaft extension project.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 15

Figure 6: Seabee Gold Operation Annual Production and 2011 Forecast Production

Notes:

(1)	2008 production includes ounces produced and tonnes milled from the Santoy 7 and Porky Lake bulk samples;
(2)	2009 production includes ounces produced and tonnes milled from the Porky Lake bulk sample; and
(3)	2010 production includes ounces produced and tonnes milled from the Santoy 8 Project.

Seabee Mineral Reserves and Mineral Resources

During 2010, Claude completed over 53,000 metres of underground diamond drilling at the Seabee Mine and Santoy 8 Project to replace 2010 production and to increase Mineral Reserves and Mineral Resources at the Seabee Gold Operation.  Drilling evaluated down plunge extensions of ore shoots, hanging wall targets in the 153 and 162 veins, as well as targets along strike of present mineralized areas.

Highlights from the drill program at Seabee Deep include:

•	39.43 grams of gold per tonne (cut) over 2.6 metres true width (hole U10-645);
•	28.18 grams of gold per tonne (cut) over 2.0 metres true width (hole U10-651);
•	26.51 grams of gold per tonne (cut) over 1.5 metres true width (hole U10-642b);
•	18.54 grams of gold per tonne (cut) over 3.8 metres true width (hole U10-349);
•	23.39 grams of gold per tonne (cut) over 2.0 metres true width (hole U10-627);
•	42.17 grams of gold per tonne (cut) over 0.7 metres true width (hole U10-617);
•	50.00 grams of gold per tonne (cut) over 1.1 metres true width (hole U10-610); and
•	33.17 grams of gold per tonne (cut) over 2.0 metres true width (hole U10-393).

These outstanding drill intercepts from the core of Seabee Deep continue to represent a near term opportunity to enhance production grades and improve operating margins at the Seabee Gold Operation during 2011 and beyond.

At December 31, 2010, proven and probable reserves in the Seabee Gold Operation were 1,967,053 tonnes, grading 5.58 grams per tonne or 352,643 ounces of gold.  Compared to December 31, 2009, this represents a 107 percent increase in reserve tonnage and 69 percent increase in reserve ounces.  This increase is attributed to the upgrading of Santoy 8 Measured and Indicated Mineral Resources into Reserves and the upgrading of Seabee Inferred Mineral Resources into Reserves.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 16

The Company’s mineral resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 49,626 ounces and Inferred Mineral Resources totalled 260,091 ounces.  Compared to December 31, 2009, this represents a 41 percent decrease in contained gold within the Company’s mineral resources which is mainly attributable to the upgrading of Santoy 8 Resources into Reserves.

Table 7: Seabee Gold Operation Mineral Reserves and Mineral Resources

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	887,131	6.69	190,752	772,309	6.77	168,163
Santoy 8	1,079,922	4.66	161,891	177,328	7.02	40,015
Totals	1,967,053	5.58	352,643	949,637	6.82	208,178
Measured and Indicated Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	-	-	-	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	110,974	3.10	11,045	112,908	3.06	11,104
Totals	270,974	5.70	49,626	818,533	7.87	207,214
Inferred Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	705,494	6.33	143,625	651,168	8.01	167,763
Santoy 8	384,837	5.35	66,200	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,793	138,314	6.03	26,792
Totals	1,298,645	6.23	260,091	1,250,982	7.96	319,983

Claude is planning in excess of 56,000 metres of underground drilling to replace 2011 production and to replace Mineral Reserves and Mineral Resources at Seabee. The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

Throughout 2010, Management continued to focus the Company’s performance in matters related to Health, Safety and the Environment by expanding Claude’s Safety, Training and Environmental Departments as well as retaining external professionals to conduct regular external reviews of work practices and workplaces.

Claude is committed to reaching “Zero Injury” and “Zero Environmental Exceedence” and as such, the Company established operational objectives of reducing these incidents by 25 percent annually since 2008.  While the Company is on track to meeting these established targets in both areas, it will not be complacent.

During 2010, external consultants continued to conduct external bi-monthly reviews of the Seabee Operation to move Claude towards best practices in matters related to the environment.  In addition, the Company deployed over $1.0 million of assets for advanced filtration and effluent processing systems at its Seabee Operation for the betterment of the local environment.  Management continues to focus on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 17

Management believes the success of the Company in these critical areas will place Claude in a position to be recognized as a leader in matters related to Health, Safety and the Environment.

Financial Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).  All references to per-share amounts pertain to diluted net earnings per share.

Financial

For the year ended December 31, 2010, the Company recorded net earnings of $5.8 million, or $0.04 per share, after a gain of $1.1 million arising from the sale of certain of the Company’s oil and natural gas assets.   This compares to a net loss of $6.3 million in 2009, or $0.06 per share.

Revenue

In the discussion below, gold revenues, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2010 increased 15 percent to $56.0 million from $48.5 million for the year ended December 31, 2009.  With relatively unchanged gold sales volume (2010 - 44,003 ounces; 2009 - 43,631 ounces), the increase was a result of improved Canadian dollar gold prices realized (2010 - $1,273 (U.S. $1,236); 2009 - $1,112 (U.S. $975)).

Figure 7: Average Gold Price (London PM Fix - U.S. $)

Expenditures

For the year ended December 31, 2010, the Company reported mine operating costs of $31.4 million, an increase of three percent from the $30.5 million reported in 2009.  The increase is primarily attributable to increased spending in the areas of labour, safety and environment.  Total Canadian dollar cash cost per ounce of gold increased two percent to CDN $713 (U.S.$692) per ounce this year from CDN $699 (U.S. $613) in 2009.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 18

Table 8: Total Cash Costs per Gold Ounce Sold (1)

Years ended	Dec 31	Dec 31
	2010	2009

Operating expenses (CDN $ thousands)	$31,364	$30,491
Divided by ounces sold (2)	44,003	43,631
Total cash costs per ounce (CDN$)	$713	$699

CDN $ Exchange Rate	1.0300	1.1409
Total cash costs per ounce (US$)	$692	$613

(1)	Cash cost per ounce of gold sold is a non-GAAP performance measure. For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.
(2)
2010 statistics exclude ounces sold from the Santoy 8 Project as this project has not yet been declared in commercial production; for the same reason, 2009 statistics exclude ounces sold from the Porky Lake bulk sample.

Depreciation, Depletion and Accretion

For the year ended December 31, 2010, depreciation, depletion and accretion was $14.6 million, a 26 percent decrease from the $19.6 million reported in 2009.  As the Company uses the units of production method to calculate its depreciation, depletion and accretion, the results were due to decreased broken and milled tonnes combined with higher reserve tonnes at the Seabee Mine.

General and Administrative Expense

General and administrative expense in 2010 was $5.2 million, relatively unchanged from the $4.6 million reported in 2009.

Interest and Other

For the year ended December 31, 2010, interest and other expense was $0.3 million.  In the prior year, there was interest and other income of $0.5 million.  The decrease was primarily due to mark to market losses on certain gold forwards.

Write Down of Available for Sale Securities

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale.  During 2009 and 2010, the Company wrote down the value of one of these companies which experienced a decline in market value that was other-than-temporary.  Previously, this unrealized loss was recorded in Other Comprehensive Income.  As a result of the decline, the unrealized loss within Other Comprehensive Income was transferred to the Income Statement.

Write Down of Mineral and Exploration Properties

On an annual basis, the Company examines its mineral property portfolio to assess for any indicators of impairment, whether by virtue of discontinuance, no intention to continue exploring or otherwise.  For the year ended December 31, 2010, no impairment charges were recorded.  For the year ended December 31, 2009, there was a $1.1 million write down of mineral and exploration properties due to a reduction in carrying values of certain exploration properties in Saskatchewan.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 19

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

The Company’s cash position at December 31, 2010 was $10.8 million (December 31, 2009 - $11.9 million), including $4.4 million of Restricted cash.    In addition, the Company has access to an unused line of credit in the amount of $3.5 million. Subsequent to the Balance Sheet date, 1,320,000 common share purchase warrants with a strike price of $0.90 per warrant, 139,321 common share purchase warrants with a strike price of $0.83 per warrant and 85,000 warrants with a strike price of 1.60 were exercised for gross proceeds of $1.4 million.  Also, a total of $0.1 million of the Company’s outstanding debentures were redeemed subsequent to the Balance Sheet Date. The Company paid the debenture redemption amounts out of general treasury and, as a result, funds held as Restricted cash have been released and are available for exploration and for general corporate purposes.

At December 31, 2010, the Company had working capital of $23.9 million (December 31, 2009 - $28.5 million).  Included in working capital at December 31, 2010 are demand loans of $2.5 million (December 31, 2009 - $4.6 million); these loans have been classified as current liabilities due to their demand feature.  The decrease in working capital was attributable to: continued capital investment in the Company’s Mineral properties, resulting in a decrease of Cash and cash equivalents; a decrease in Accounts receivable, attributable to the timing and receipt of gold sales; a decrease in Inventories and stockpiled ore and an increase in Accounts payable.  These items were partially offset by payments on Demand loans outstanding.

Table 9: Working Capital and Current Ratios

			Percent Increase
In thousands of CDN dollars			(Decrease)
	2010	2009	2010	2009

Current assets	39,346	45,258	(13)	23
Current liabilities	15,440	16,727	(8)	(4)
Working capital	23,906	28,531	(13)	49
Current ratio	2.5	2.7	(7)	29

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (1) for the year ended December 31, 2010 was $19.2 million (2009 - $11.7 million).

(1)	For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Investing

Mineral property expenditures during the year were $35.4 million, a $10.1 million increase from 2009. Expenditures during 2010 were comprised of the following: Seabee Mine development of $10.8 million; exploration costs, focusing on the Madsen, Santoy 8, Seabee North and Amisk Gold Project exploration projects, of $14.3 million; and property, plant and equipment additions of $10.3 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 20

Financing

Financing activities during 2010 included the completion and filing of a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit was comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  Financing activities also included the issuance of 430,395 common shares (2009 - 421,056 common shares) pursuant to the Company’s Employee Share Purchase Plan.  A total of 7,256,834 common share and broker warrants were exercised during 2010.  Also during 2010, an additional 422,414 common shares were issued upon the exercise of stock options pursuant to the Company’s Stock Option Plan.

During the year, the Company repaid $2.1 million of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure of the Company is as follows:

Table 10: Schedule of Capital Structure of the Company

Capital Structure			December 31	December 31
In thousands of CDN dollars	Interest	Maturity	2010	2009

Demand loan # 1	5.99%	Feb/2010	$-	$192
Demand loan # 2	Prime + 1.50%	Aug/2011	667	1,667
Demand loan # 3	4.575%	Nov/2012	1,832	2,727
Debenture	12.00%	May/2013	9,344	9,192
Total debt			$11,843	$13,778
Less: cash, cash equivalents and restricted cash			10,790	11,948
Net debt			1,053	1,830
Shareholders’ equity			$124,938	$110,095
Total debt to capital			.01	.02

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at year-end.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 21

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates.  At December 31, 2010, the Company had outstanding derivative instruments in the form of forward gold sales contracts relating to 2011 production totaling 4,500 ounces.  The market value loss inherent in these contracts at December 31, 2010 was $0.3 million. These contracts were closed in February 2011, resulting in a gain of $0.1 million.

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2010 are summarized as follows:

Table 11: Schedule of Contractual and Other Obligations

	Payments/Commitments due by period (in thousands of Canadian dollars)
	Total	Less than 1 year	2-3 years	4-5 Years	More than 5 years

Contractual Obligation

Demand loans (1)	2,499	2,499	-	-	-
Interest on demand loans (1)	102	102	-	-	-
Debenture	9,838	87	9,751	-	-
Debenture interest	2,799	1,170	1,629	-	-
Capital lease obligations	2,471	1,598	873	-	-
Interest on capital leases	127	99	28	-	-
Office lease	416	105	236	75	-
Royalty payments (2)	42,178	5,814	12,736	13,950	9,678
Royalty obligations (2)	84,220	-	-	21,112	63,108
	144,650	11,474	25,253	35,137	72,786

(1)  The Company has two demand loans outstanding.  The first demand loan has an outstanding balance of $0.7 million and is due within one year.  The second demand loan has an outstanding balance of $1.8 million; the entire balance of     this loan has been listed as due within one year due to the demand feature of this loan.

(2) Funds are available from the Restricted promissory notes, and interest thereon, to pay the Royalty payment and Royalty obligations.

Accounting Estimates

Claude’s significant accounting policies are contained in Note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 22

Valuation of Properties

Claude assesses the carrying values of its properties annually or more frequently if warranted by a change in circumstances.  If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings.  Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves.  A change in assumptions may materially impact the potential impairment of these assets.

Asset Retirement Obligations

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes shrinkage stoping and long-hole mining as its primary mining methods to mine the Seabee orebody. Under the shrinkage stoping method, the ore is used as a working platform to access and mine further ore and is valued at the lower of cost and net realizable value. Under the long-hole mining method, costs incurred to access the long-hole stope are inventoried and also valued at the lower of cost and net realizable value.  Both amounts are recorded as shrinkage stope platform costs on the balance sheet. Broken ore from the shrinkage stope is reclassified to inventory once removed from the stope and taken to surface. This ore is expected to be processed in the following 12 months. If actual tonnage and grade vary significantly from estimates, or if the price of gold declines, there could be a material impact on the profitability of mining operations.

Business Risk

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations.  These and other risk factors listed below relate to the mining industry in general while others are specific to Claude.  A complete list of risk factors is contained within the Company's Annual Information Form. Whenever possible, the Company seeks to mitigate these risk factors.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Gold Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit such as: size, grade and proximity to infrastructure; precious metal prices, which cannot be predicted and which have been highly volatile in the past; mining costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Mine, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure against or which it may elect not to insure against.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 23

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2010, the market price for gold ranged from a low of U.S. $1,058 to a high of U.S. $1,421, with an average price of U.S. $1,225.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Foreign Exchange Risk

The price of gold is denominated in U.S. dollars and, accordingly, Claude’s revenue from operations are denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2010, CDN$/US$ exchange rate ranged from a low of $0.9946 to a high of $1.0745, with an average of $1.0303.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 24

Ore Reserves and Ore Grade Estimates

Claude has assessed its Mineral Reserves and Mineral Resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of commodities may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenue from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.  In addition, management estimates that $15.0 to $16.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2011.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and the 2012 Winter Ice Road resupply requirements at the Seabee Gold Operation.  Accordingly, the Company expects that a combination of operating cash flows and an equity issue will be required to provide sufficient funding.

Environmental, Health and Safety Risk

Environmental, health and safety legislation affects nearly all aspect of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species.  Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with such environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties.  Generally, the Company is required to reclaim properties after  mining is completed and specific requirements vary among jurisdictions.  In some cases, the Company may be required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs.  The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where the Company has activities.  The Company is not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment, health and safety regulation.  For example, emissions standards are poised to become increasingly stringent as are laws relating to the use and production of regulated chemical substances.  Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 25

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Unfavourable Government Regulatory Changes

Claude’s exploration activities and mining operations are affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control, environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to provincial laws as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Industry Competition

Claude’s business is intensely competitive. The Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Flow Through Securities

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”).  Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 26

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2009, the Company was required to expend $6.0 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2010.  At December 31, 2010, the Company had expended all required amounts.

Internal Controls

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit.  The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Conflict of Interest Policies.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 27

Extreme and Persistent Weather Conditions

The Seabee Gold Operation and the Company’s exploration properties are all located in the northern portions of Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Shareholder Dilution

As of December 31, 2010, there were directors, officers, key employees and consultant stock options outstanding to purchase 3,916,737 common shares and 10,548,821 share purchase warrants.  These options and warrants, if fully exercised, would constitute approximately 9.4 percent of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from Saskatchewan Energy and Resources as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Canadian Jurisdiction of the Company

The Company is incorporated under the laws of Canada.  All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S.  Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon the Company’s directors or officers or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 28

Outlook

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation by moving Santoy 8 towards commercial production;
iii)	Continue exploration and development at the Seabee Gold Operation to increase or sustain reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Property and evaluate the bulk mining potential of the system.

For 2011, forecasted gold production at the Seabee Gold Operation is estimated to range from 54,000 to 58,000 ounces of gold.   Unit cash operating costs for 2011 are estimated to be similar to 2010.

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft. At current gold prices and forecast production, Management believes operating cash flows alone will not be sufficient to fund the 2012 Winter Ice Road resupply requirements at the Seabee Gold Operation and the exploration programs at the Seabee, Madsen and Amisk properties.  Accordingly, the Company expects that a combination of operating cash flows and an equity issue will be required to provide sufficient funding.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2010 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.6 million, or $0.00 per share.

Balance Sheet

The Company’s total assets were $245.5 million at December 31, 2010, compared to $229.4 million at December 31, 2009.  The $16.1 million net increase was comprised primarily of the following: increases of $4.4 million in Restricted cash - a result of net proceeds from the sale of the Company’s Nipisi oil and natural gas assets being placed in trust until the debenture redemption period of 90 days is complete; $22.0 million in Mineral properties; $3.7 million in Investments; and $0.7 million in Restricted promissory notes.  These increases were offset by decreases of $5.5 million in Cash and cash equivalents; and $2.1 million in Accounts receivable associated with the timing and receipt of gold sales.

Total liabilities were $120.6 million at December 31, 2010, up $1.3 million from December 31, 2009.  This result was attributable to increases of: $1.4 million in Accounts payable and accrued liabilities; $0.7 million in Royalty obligations; and $2.0 million in Future tax liability.  These increases were offset by decreases of $2.1 million in the Company’s Demand loans payable and $0.9 million in Deferred revenue.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 29

Shareholders’ equity increased by $14.8 million to $124.9 million at the end of 2010, from $110.1 million at December 31, 2009. This is mainly attributable to a decrease in Share capital due to the renunciation of flow-through shares offset by the exercise of common share broker warrants and stock options, a $5.8 million increase to retained earnings and a $2.7 million increase to Accumulated other comprehensive income.

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement.  During 2010, other comprehensive income increased to $2.8 million (December 31, 2009 – ($0.03 million) due to mark to market gains relating to certain of the Company’s available-for-sale investments.

Selected Quarterly Financial Data

For the quarter ended December 31, 2010, the Company recorded net earnings of $1.4 million, or $0.01 per share, compared to a net loss of $0.9 million, or $0.01 per share, for the comparable period in 2009.    For the three months ended December 31, 2010, EBITDA was $6.7 million, or $0.05 per share, compared to $3.1 million, or $0.03 per share, for the comparable period last year.

Gold revenue generated during the fourth quarter was $14.9 million, a two percent decrease over the $15.2 million reported for the same period in 2009.  This was a result of lower gold sales volume compared to 2009 (Q4 2010 - 10,844 ounces; Q4 2009 - 13,023 ounces) offset by improved Canadian dollar gold prices realized Q4 2010 - $1,378 (U.S. $1,361); Q4 2009 - $1,167 (U.S. $1,105).

For the three months ended December 31, 2010, total mine operating costs were 6.1 million, down 28 percent period over period.  Fewer tonnes and ounces sold resulted in a 13 percent decrease in Canadian dollar cash operating cost per ounce:  Q4 2010 - CDN $566 (U.S. $559); Q4 2009 - CDN $650 (U.S. $615).

During the fourth quarter of 2010, depreciation, depletion and accretion of the Company’s gold assets of $3.3 million represented a 28 percent decrease compared to the $4.6 million reported during the comparable period in 2009.  These results are attributable to fewer tonnes being milled during the quarter.

Table 12: Summary financial and operating data for the Company’s last eight quarters

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
Unaudited	2010	2010	2010	2010	2009	2009	2009	2009

Gold sales ($ millions)	14.9	15.7	15.2	10.2	15.2	12.7	9.1	11.5
Net earnings (loss) ($ millions)	1.4	4.3	0.3	(0.2)	(0.9)	(0.4)	(3.9)	(1.0)
Net earnings (loss) per share (1)	0.01	0.03	0.00	(0.00)	(0.01)	(0.00)	(0.04)	(0.01)
Average realized gold price (CDN$ per ounce)	1,378	1,296	1,247	1,147	1,167	1,051	1,075	1,146
Average realized gold price (US$ per ounce)	1,361	1,247	1,213	1,103	1,105	958	921	920
Ounces sold (2)	10,800	12,100	12,200	8,900	13,000	12,100	8,500	10,100
Tonnes milled (3)	57,155	62,242	46,071	38,490	71,500	70,700	51,300	54,200
Ounces produced (3)	13,200	12,900	11,900	9,200	14,300	14,200	7,700	10,600
Grade processed (grams per tonne)	7.54	6.76	8.44	7.79	6.56	6.53	4.92	6.36
Cash cost per ounce (4) (CDN$ per ounce)	566	681	774	851	650	614	813	768
Cash cost per ounce (4) (US$ per ounce)	559	656	753	818	615	560	696	617
EBITDA (4) ($ millions)	6.7	6.5	4.5	1.5	3.1	4.5	1.3	2.8
EBITDA (4) per share	0.05	0.05	0.03	0.01	0.03	0.04	0.01	0.03

Weighted average shares outstanding (basic)	136,081	131,245	130,925	126,414	114,897	111,465	110,087	97,341

CDN$/US$ Exchange	1.0128	1.0391	1.0276	1.0404	1.0563	1.0974	1.1672	1.2453

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production.  Statistics in 2009 exclude ounces sold from the Porky West bulk sample.
(3)  Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky West bulk sample in 2009.
(4)   For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 30

The financial results for the last eight quarters reflect the following general trends: improving gold revenue over the periods; improvement in average realized gold prices; improving gold production; steadying cash costs per ounce of gold sold - a result of mine operating costs being contained and higher gold sales volume.  Results of the first quarter of 2010 and second quarter of 2009 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets, a non-strategic area of focus for Claude.  Management undertook this strategy in order to unlock shareholder value attributable to these non-core assets, to minimize the need for equity issues and to focus on its core gold assets and business. As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 (Disposal of Long-Lived Assets and Discontinued Operations), the related oil and natural gas assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

In line with the Company’s strategy to exit non-strategic areas of its business, during the third quarter, Claude completed the divestiture of its Nipisi oil and natural gas property located in Alberta. Gross proceeds from the sale were $6.2 million.  The Company’s oil producing property in Saskatchewan was sold during the fourth quarter of 2009.

Outstanding Share Data

At December 31, 2010, there were 138,913,329 common shares outstanding.   This compares to 118,478,686 common shares outstanding at December 31, 2009.  During 2010, Claude completed and filed a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of the 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009.  Each unit is comprised of one common share of Claude and one-half of one common share purchase warrant. Each purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  The Company also issued 430,395 common shares pursuant to the Company’s Employee Share Purchase Plan during 2010.  An additional 422,414 common shares were issued upon the exercise of stock options pursuant to the Company’s Stock Option Plan and an additional 557,284 common shares were issued upon an exercise of broker warrants.  An additional 6,699,550 common share purchase warrants were exercised in the fourth quarter.  Finally, the Company issued 325,000 shares to purchase a net profit interest located on a portion of the Seabee Property.  Subsequent to the balance sheet date, an additional 1,320,000 common share purchase warrants expiring on November 16, 2012 were exercised; in addition, 85,000 of the warrants expiring on May 22, 2013 were exercised; and, finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.  The Company also issued 235,614 shares pursuant to the Company’s Employee Share Purchase Plan in the first quarter of 2011.  Finally, an additional 156,667 stock options were exercised subsequent to the balance sheet date.  At March 25, 2011, there were 140,849,931 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At December 31, 2010, there were 3.9 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.10 per share.  This compares to 3.3 million director, officer and key employee stock options outstanding at December 31, 2009 with exercise prices ranging from $0.34 to $2.10 per share.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 31

Table 13: Schedule of Outstanding Stock Options and Average Exercise Price

	December 31, 2010		December 31, 2009
	Number	Average Price	Number	Average Price

Beginning of year	3,259,028	$1.08	3,541,335	1.19
Options granted	1,166,546	1.15	701,828	0.80
Options exercised	(422,414)	0.66	(13,500)	0.37
Options expired / forfeited	(86,423)	0.98	(970,635)	1.30
End of year	3,916,737	$1.15	3,259,028	1.08

For options outstanding at December 31, 2010, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Number	Number	Weighted Average Per Share	Weighted Average
Option Price Per Share	Outstanding	Vested	Exercise Price	Remaining Life

$0.50 - $0.99	1,186,917	1,173,584	$0.70	5.31 years
$1.02 - $1.47	1,724,820	1,156,407	1.14	7.74 years
$1.54 - $2.10	1,005,000	893,000	1.68	6.53 years
	3,916,737	3,222,991	$1.15	6.69 years

There were 10.5 million common share purchase warrants outstanding as at December 31, 2010 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 14: Schedule of Warrants Outstanding

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2009	Issued	Exercised	December 31, 2010

$1.60	May 22, 2013	1,809,500	-	-	1,809,500
$0.90	October 9, 2010	4,299,550	-	4,299,550	-
$0.83	April 9, 2011	696,605	-	557,284	139,321
$0.90	November 16, 2012	5,000,000	-	2,400,000	2,600,000
$1.75	December 30, 2011	-	6,000,000	-	6,000,000
		11,805,655	6,000,000	7,256,834	10,548,821

At March 25, 2011, a total of 9,004,500 common share purchase warrants remain outstanding.

Recent Accounting Pronouncements

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to December 31, 2010:

International Financial Reporting Standards

The Accounting Standards Board of Canada (“AcSB”) requires that Canadian publicly accountable enterprises adopt International Financial Reporting Standings (“IFRS”) effective January 1, 2011.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 32

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team developed a three-phase implementation plan to ensure compliance with the new standards and a smooth transition.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.

The Company’s implementation project consists of three primary phases:

Phase 1: Preliminary Study and Diagnostic - completed in Q4 2008

During this phase, the Company:

•	performed a high-level impact assessment to identify key areas that may be affected by the adoption of IFRS;
•	prioritized areas to be evaluated in Phase 2 of the project plan;
•	used information obtained from the assessment to develop a detailed plan for convergence and implementation; and
•	performed an analysis to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

Phase 2: Detailed Component Evaluation - completed in Q4 2010

During this phase, the Company:

•
completed further evaluation of the financial statement areas impacted by IFRS in order to assess the impact of the adoption of IFRS on results of operations, financial position and financial statement disclosures;

•
developed a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS in order to facilitate final decisions around accounting policies and overall conversion strategy; and

•	specified changes required to existing business processes and procedures.

Phase 3: Implementation and Review - in progress

During this phase, the Company will:

•	execute changes to business processes and procedures impacted by Claude’s transition to IFRS;
•	obtain formal approval from Claude’s Audit Committee on recommended accounting policy changes;
•	complete necessary IFRS training for our Audit Committee, Board of Directors and staff;
•	collect financial information necessary to compile 2010 and 2011 IFRS compliant financial statements; and
•	obtain approval from the Audit Committee and Board of Directors for Claude’s IFRS financial statements.

Progress Update

The Company completed its component evaluation phase and is continuing its progress in the implementation and review phase.  Key accounting policy alternatives and implementation decisions have been evaluated throughout the year and quantification of the accounting effects of adopting IFRS on the Company’s opening Balance Sheet are summarized below.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 33

Senior Management and the Audit Committee have approved the IFRS accounting policies of the Company; however, IFRS standards are evolving and are subject to change going forward. The International Accounting Standards Board (“IASB”) has several projects underway that could affect the differences between Canadian GAAP and IFRS. For example, the standards for consolidation, liabilities, discontinued operations, financial instruments, employee benefits and joint ventures could change in the near term, and that IFRS for income taxes may change at a later date. It is also possible that new guidance regarding accounting for borrowing costs may be issued. Management has been monitoring and evaluating these changes and will continue to do so.

Based on our work during the component evaluation phase, the Company expects IFRS to affect our consolidated financial statements in the following key areas:

Asset impairment

Claude uses a two-step approach to test for impairment under Canadian GAAP.  The first step involves comparing the carrying value of the asset with undiscounted future cash flows to see whether there is an impairment.  If there is an impairment, the Company measures it by comparing the carrying value of the asset with its fair value.

International Accounting Standard (IAS) 36, Impairment of Assets, takes a one-step approach, comparing the carrying value of the asset with either its fair value less costs to sell or its value in use - whichever is higher.

Value in use uses discounted future cash flows, and could result in more write downs.

During the third quarter, Claude completed a preliminary calculation of potential impairment charges under IFRS as of the transition date.  Due to the material nature of the potential adjustment, work on the final calculation continued during the fourth quarter and into the first quarter of 2011.  Upon transition to IFRS at January 1, 2010, the difference between these two approaches may result in a $13.0 to $14.0 million impairment, on a pre-tax basis, which may decrease property, plant and equipment and retained earnings by that amount.

Provisions (Including asset retirement obligations)

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires companies to recognize a provision when:

•	there is a present obligation because of a past transaction or event
•	it is probable that an outflow of resources will be required to settle the obligation, and
•	the obligation can be reliably estimated

Canadian GAAP uses the term “likely” in its recognition criteria, which is a higher threshold than “probable”, so some contingent liabilities may be recognized under IFRS that were not recognized under Canadian GAAP.

IFRS also measures provisions differently. For example:

•	When there is a range of equally possible outcomes, IFRS uses the midpoint of the range as the best estimate, while Canadian GAAP uses the low end of the range.
•	Under IFRS, material provisions are discounted.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 34

The Company has completed its assessment of provisions and concluded that there is no material impact on the opening IFRS financial position of Claude.  Management’s assessment of asset retirement obligations, and any potential adjustments, has been completed during the fourth quarter.  Upon transition to IFRS as at January 1, 2010, the effect of IAS 37 is expected to be a $0.7 million increase to Asset retirement obligations and a corresponding decrease in retained earnings on a pre-tax basis.

Property, Plant and Equipment: Componentization

IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of property, plant and equipment and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable. The Company is conducting a review of its property, plant and equipment to identify if any additional components are required to be recognized on transition to IFRS.  Any adjustment that is required will result in an increase or decrease to accumulated amortization related to the new component with a corresponding offset in opening equity.  Management analysis to date suggests that according to the nature of the Company’s property, plant and equipment the guidance within IAS 16 on componentization is expected to have minimal impact on the opening IFRS financial position of the Company.

Exploration Expenses

Under Canadian GAAP, the Company capitalizes on a property by property basis all costs related to the acquisition, exploration and development of mineral properties. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves.  Upon commencement of commercial production, the cost of each property is amortized against future income using the unit of production method over estimated recoverable ore reserves.

IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”), allows companies to either capitalize or expense costs incurred during the exploration and evaluation phase.  Geological activities are considered to be classified as exploration and evaluation during the time between obtaining the legal rights to explore a specific area and the completion of a commercially viable technical feasibility study. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which expenditures are capitalized and which are expensed.

On transition to IFRS, the Company will maintain its current accounting policy of capitalizing all costs relating to exploration and evaluation as they are incurred. It is expected that no adjustments will be required on transition to IFRS.

Flow-through Shares

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares. Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP, EIC 146 – Flow-Through Shares.  Under Canadian GAAP, the Company records the future tax liability associated with the issuance of flow-through shares as a reduction in share capital at the time of renouncement of the related tax deductions.

Under IFRS, the Company will up a liability for the difference between the proceeds received and the market price of the Company’s shares on the date of the transaction (the “premium”).  Once the expenditures are made, the Company will record the tax liability associated with the renouncement of the tax benefits and remove the liability originally set up.  Any difference between the deferred tax liability and the original liability set up will go through profit or loss.

Upon transition to IFRS at January 1, 2010, the difference between these two approaches is expected to result in a $3.5 million increase to share capital and a corresponding decrease in retained earnings.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 35

First-Time Adoption of IFRS

IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires an entity to apply the new IFRS standards retrospectively at the end of its first IFRS reporting period.  However, IFRS 1 does provide the Company with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The Company is analyzing the options available; the most significant exemptions under IFRS 1 that are expected to apply to the Company upon adoption are summarized below.

Business combinations
The Company will have the option to apply IFRS 3, Business Combinations, retrospectively or prospectively.

Claude plans to apply IFRS 3 prospectively to all business combinations that occurred before the transition date, except as required under IFRS 1.

Fair value as deemed cost
The Company will be able to choose to use the fair value of property, plant and equipment as deemed cost at the transition date, or to use the value determined under GAAP.

Upon transition to IFRS, the Company has elected not to use fair value as deemed cost on transition.  Rather, these items are reported at cost as determined under IFRS.

Share-based payments

Claude will be able to apply IFRS 2, Share-Based Payments, to all equity instruments granted on or before November 7, 2002, and to those granted after November 7, 2002 only if they had not vested by the transition date.

The Company elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 that had not vested as of January 1, 2010, and to all liabilities arising from share-based payment transactions that existed at January 1, 2010.

The election did not result in a material impact on Claude’s opening IFRS statement of financial position.

Borrowing costs
The Company will be able to choose to apply IAS 23, Borrowing Costs, retrospectively, using a date specified by Claude, or to capitalize borrowing costs for all qualifying assets on or after January 1, 2010.  Claude elected to apply IAS 23 retrospectively. The election is not expected to result in an impact on Claude’s financial statements.

Decommissioning liabilities
Claude will have the option of applying International Financial Reporting Interpretations Committee (“IFRIC”) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively or prospectively.

IFRIC 1 will require the Company to add or deduct a change in our obligations to dismantle, remove and restore items of property, plant and equipment, from the cost of the asset it relates to. The adjusted cost of the asset is then depreciated prospectively over the asset’s remaining useful life.

The Company elected to adopt IFRIC 1 prospectively at the transition date.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 36

Changes to estimates previously made are not permitted.  The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Additional key activities, milestones and their status are outlined below:

Accounting policies and procedures

•	Management has continued with its development of IFRS accounting policies. A revised accounting policy manual is currently being completed.
•	Senior Management and the Audit Committee have approved these accounting policies.

Financial statement preparation

•
Management began attending IFRS training sessions in 2008.  In addition, external advisors have assisted Management in focusing on accounting issues most relevant to Claude.  Sessions will continue throughout 2011.

•	Format of IFRS financial statements to be finalized.

Training and communication

•
Management began attending IFRS training sessions in 2008.  In addition, external advisors have assisted Management in focusing on accounting issues most relevant to Claude.  Sessions will continue throughout 2011.

•
Communication to the Company’s external stakeholders has been ongoing within our Management’s Discussion and Analysis.  Further detail will be provided as key accounting policy and implementation decisions are made.

•
During the second quarter of 2010, the Company held an IFRS information session for members of Claude’s Board of Directors (including Audit Committee members).  During this session, Management and the Company’s external auditors provided the Board with a review of implications of IFRS standards to Claude’s operations and an overview of the impact on the financial statements.

•	In addition to the above-noted training session, Key Finance Staff has attended training provided externally throughout 2011. Attendance at additional sessions into 2011 will continue.

Control environment

•
As the review of accounting policies is completed, appropriate changes will be made to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.  Changes in accounting policies or business processes may require the implementation of additional controls or procedures to ensure the integrity of the Company’s financial disclosures.  The Company plans to design and test the effectiveness of any new controls during 2010.

•	The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

The standard-setting bodies that determine Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS, and their impact on our consolidated financial statements. The impact IFRS has in future years will also depend on circumstances at the time. The Company will continue to monitor changes to IFRS and adjust our convergence plan as required.  Post-implementation, the Company will continue to monitor changes in IFRS and continue to develop and maintain IFRS competencies by addressing training requirements throughout the organization.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 37

Non-Gaap Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Table 15: EBITDA Calculation

	Dec 31	Dec 31
In thousands of CDN dollars	2010	2009

Earnings (loss) from continuing operations	4,312	(7,461)
Interest and other	285	(458)
Depreciation, depletion and accretion	14,617	19,593
EBITDA	19,214	11,674

As compared to net earnings (loss) according to GAAP, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Disclosure Controls and Internal Controls over Financial Reporting

As of December 31, 2010, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 38

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary note to U.S. investors concerning resource estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except in accordance with applicable securities laws.

Claude Resources Inc.

2010 Annual Management’s Discussion and Analysis (in millions of CDN dollars, except as otherwise noted)	Page 39

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.